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                              March 16, 2021

       Laurent Mercier
       Chief Financial Officer
       COTY INC.
       350 Fifth Avenue
       New York, NY 10118

                                                        Re: COTY INC.
                                                            Form 10-K for the
Fiscal Year-Ended June 30, 2020
                                                            Form 8-K Filed
February 9, 2020
                                                            File No: 1-35964

       Dear Mr. Mercier:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Item 2.02 Form 8-K Filed February 9, 2021

       Exhibit 99.1, page 3

   1.                                                   We note that Total Coty
reflects the "current full scope of Coty   s revenues and costs".
                                                        This presentation
appears to result in the combination of your continued operations and
                                                        Wella discontinued
operations. Please address how you concluded that
                                                        the resulting measures
do not substitute individually tailored recognition and measurement methods for those of
GAAP. Refer to Question 100.04 of the Non-GAAP C&DIs. In
                                                        addition, tell us what
*** footnote to your Supplemental Schedules Including Non-GAAP
                                                        Financial Measures
table on page 14 refers to.
       Form 10-K for the Fiscal Year Ended June 30, 2020

       Cost of Sales, page 37

   2. Please quantify the impact of each factor you identify as contributing to the changes in
 Laurent Mercier
FirstName
COTY INC.LastNameLaurent Mercier
Comapany
March      NameCOTY INC.
       16, 2021
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         your cost of sales year to year. This will provide a better understanding of the extent to which these factors impacted your gross margin trends. Please refer to
Item 303(a)(3) of
         Regulation S-K and SEC Release No. 34-48960 for further guidance.

Managment's Discussion and Analysis
Liquidity, page 57

3. We note within your financial statements, you elected to not separately disclose the cash flows related to your Wella Business. Please tell us what consideration you gave to describing the cash flows from operating and investing activities associated with this business separately from your continuing operations. In addition, specifically address whether your liquidity is likely to be materially affected by the absence of cash flows (or negative cash flows) associated with your Wella Business. Financial Statements
Note 5. Segment Reporting, page F-20

4. We note that in connection with its Turnaround Plan, the Company's CODM changed the reporting structure used to allocate resources from the previous category focused organizational structure to a structure based on regional commercial business units. We note however, that your senior management appears to have a products-based focus surrounding your Luxury and Consumer Products businesses. We also note that your earnings calls and associated slide presentations appear to be provide discussions surrounding products and sales channels in addition to your regional commercial business units. As such, please tell us what consideration you have given to the guidance in ASC
         280-10-50-6 and 280-10-9 as to whether your management structure is a matrix form of organization. Please tell us if your operating decision maker regularly reviews your
         Luxury and Consumer Products businesses or other products-based results in addition to your regional results. If so, please provide the nature of the products-based results he reviews and address the need to present operating segments on a products basis.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, Jeanne Baker,
Staff Accountant, at (202) 551-3691 or, Terence O'Brien, Accounting Branch Chief, at (202)
551-3355 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
 Laurent Mercier
COTY INC.
FirstName
March      LastNameLaurent Mercier
       16, 2021
Page 3
Comapany   NameCOTY INC.
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